UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Nuno Vieira, Investor Relations Director

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351-21-500-1701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. IDENTIFICATION NO. Portugal Telecom, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,082,171,926(1)

	8.	Shared Voting Power 290,549,788(2)

	9.	Sole Dispositive Power 1,082,171,926(1)

	10.	Shared Dispositive Power 290,549,788(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,372,721,714(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 49.43%(2)

14.	Type of Reporting Person CO

(1)  Includes (a) 571,455,214 Common Shares of Oi S.A. held directly by Portugal Telecom, SGPS, S.A., (b) 36,367,992 Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Portugal Telecom, SGPS, S.A., and (c) 474,348,720 Common Shares with respect to which Portugal Telecom has a call option, as described in Item 4 of this Statement on Schedule 13D.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D
CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. IDENTIFICATION NO. Bratel B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kingdom of the Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992(1)

	8.	Shared Voting Power 290,549,788(2)

	9.	Sole Dispositive Power 36,367,992(1)

	10.	Shared Dispositive Power 290,549,788(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(2)

14.	Type of Reporting Person CO

(1)  Represents Common Shares held by Bratel Brasil S.A., one of the other Reporting Persons and a subsidiary of Bratel B.V.

(2)  Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D
CUSIP No. 670851 104

1.	Name of Reporting Person I.R.S. IDENTIFICATION NO. Bratel Brasil S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,367,992

	8.	Shared Voting Power 290,549,788(1)

	9.	Sole Dispositive Power 36,367,992

	10.	Shared Dispositive Power 290,549,788(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,917,780(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.77%(1)

14.	Type of Reporting Person CO

(1) Includes the aggregate number of Common Shares of Oi S.A. with respect to which the Reporting Person may be deemed to share voting and dispositive power pursuant to the shareholders’ agreements described in Item 6 of this Statement on Schedule 13D.  The percentage reported in Row (13) assumes that all the Common Shares subject to Portugal Telecom’s call option are outstanding, although the Common Shares subject to the call option are expected to be held in treasury by Oi S.A. and its subsidiaries until the earlier of the exercise or expiration of the call option.

Schedule 13D

Preliminary Statement

This Amendment No. 4 (this “Amendment”) amends the Statement on Schedule 13D, filed on June 13, 2012 (the “Original Schedule 13D”), by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on October 8, 2013 (“Amendment No. 1”), Amendment No. 2 filed on February 27, 2014 (“Amendment No. 2”) and Amendment No. 3 filed on May 14, 2014 (“Amendment No. 3”; the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and as further amended by this Amendment, this “Statement”), by the Reporting Persons.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and/or Amendment No. 3 (as applicable).

On October 1, 2013, Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi” or the “Issuer”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), Pasa Participações S.A. (“Pasa”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil” and, together with AG Telecom, LF Tel, Pasa, EDSP75 and Telemar Participações S.A. (“TmarPart” or “CorpCo”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi has become the owner of the PT Assets (as defined below) and is expected to become a wholly owned subsidiary of TmarPart, and Portugal Telecom is expected to merge with and into TmarPart with TmarPart as the surviving company.

As previously reported in Amendment No. 3, on May 5, 2014, Oi completed the Oi Capital Increase (as defined in Amendment No. 1), pursuant to which, among other things, Oi issued Common Shares and Preferred Shares to Portugal Telecom in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, which, at the time of the transfer, owned the PT Assets (as defined in Amendment No. 3).

The PT Assets included all of the shares of PT Portugal, SGPS, S.A. and Portugal Telecom International Finance B.V. (the “Oi Subsidiaries”), which Oi Subsidiaries held certain short-term investments (the “Rioforte Investments”) issued by Rio Forte Investments S.A. (“Rioforte”).  The Rioforte Investments, in the aggregate amount of €897 million, matured on July 15 and 17, 2014 and were not repaid by Rioforte.  On July 15, 2014, Portugal Telecom and Oi entered into a new memorandum of understanding (the “Second MOU”) with respect to the Rioforte Investments and the Business Combination that is described in Item 4 below.  On July 22, 2014, Rioforte publicly announced that it had filed for creditor protection (gestion contrôlée) under Luxembourg law.

Schedule 13D

The Reporting Persons are filing this Amendment No. 4 to update the information previously reported in the Statement as a result of the execution of the Second MOU.

Item 2.                     Identity and Background

As previously reported in Amendment No. 3, upon completion of the Oi Capital Increase, PT Portugal, PT Comunicações, MEO and PT Móveis ceased to be Reporting Persons for purposes of this Statement because they are no longer subsidiaries of Portugal Telecom.  A new agreement among the remaining Reporting Persons to jointly file this Amendment and any future amendments to the Original Schedule 13D in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit 1.

The last two paragraphs of Item 2 of the Statement, as previously amended, are hereby amended and restated in their entirety as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided on Exhibit 2 to the Amendment, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Exhibit 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source of Funds

The information set forth in Item 3 of the Statement is hereby amended by adding the following paragraphs at the end thereof:

Upon completion of the Oi Capital Increase, including Common Shares issued pursuant to the underwriters’ option to purchase additional shares, the Reporting Persons directly owned 1,082,171,926 Common Shares, or 38.96% of the issued and outstanding Common Shares.

Pursuant to the Second MOU, which is described in Item 4 below, Portugal Telecom and Oi have agreed to negotiate in good faith the terms of definitive agreements (the “Definitive Agreements”) pursuant to which Portugal Telecom expects, subject to conditions, to transfer to the Oi Subsidiaries 474,348,720 Common Shares, representing 17.08% of the issued and outstanding Common Shares, and 948,697,440 Preferred Shares in exchange for the Rioforte Investments in the aggregate principal amount of €897 million.  In addition, Portugal Telecom expects to receive the call option to purchase Common Shares and Preferred Shares (or, upon completion of the Merger of Shares, common shares of CorpCo) described in Item 4 below.

Schedule 13D

The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 3.

Item 4.                     Purpose of Transaction

The following new subsection is added at the end of Item 4 of the Statement:

Second Memorandum of Understanding

On July 15, 2014, in light of the Rioforte Investments and the pending Business Combination, Portugal Telecom and Oi entered into the Second MOU.  Pursuant to the Second MOU, Portugal Telecom and Oi agreed to negotiate in good faith the terms of the Definitive Agreements with respect to the matters described below.

Pursuant to the Second MOU, the Definitive Agreements must be agreed within 20 days after the date of the Second MOU by Portugal Telecom, Oi, the Oi Subsidiaries and by the other parties to the definitive agreements with respect to the Business Combination signed on February 19, 2014 and described in Amendment No. 2 (the “Business Combination Agreements”).

The Second MOU will remain in effect until the earlier of (i) the date of execution of the Definitive Agreements and (ii) September 12, 2014.

Exchange of Common and Preferred Shares for the Rioforte Investments

Pursuant to the Second MOU, Portugal Telecom expects, subject to conditions, to transfer to the Oi Subsidiaries 474,348,720 Common Shares, representing 17.08% of the issued and outstanding Common Shares, and 948,697,440 Preferred Shares (collectively, the “Exchanged Shares”) in exchange (the “Exchange”) for the Rioforte Investments in the aggregate principal amount of €897 million.

The Exchange of the Exchanged Shares for the Rioforte Investments is expected to occur simultaneously, no later than three (3) business days after all the conditions set forth below under “Conditions to the Implementation of the Second MOU” have been satisfied.  The date of the Exchange is referred to herein as the “Exchange Completion Date.”

Call Option Granted to Portugal Telecom

Pursuant to the Second MOU, Oi and the Oi Subsidiaries are expected to grant to Portugal Telecom a call option (the “Call Option”) to purchase Common Shares and Preferred Shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, to purchase common shares of CorpCo) (collectively, the “Option Shares”).  The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares.

Portugal Telecom will be entitled to exercise the Call Option at any time, in whole or in part, during a period of 6 years from the Exchange Completion Date; provided that the number of Option Shares that Portugal Telecom may purchase pursuant to the Call Option will be

Schedule 13D

reduced (i) by 10% of the original Option Shares upon the first anniversary of the Exchange Completion Date and (ii) by 18% of the original Option Shares on each successive anniversary of the Exchange Completion Date thereafter, beginning on the second anniversary of the Exchange Completion Date.

The exercise price for the Call Option, payable in cash, will be R$2.0104 per Common Share (or per common share of CorpCo, as applicable) and R$1.8529 for Preferred Share, in each case adjusted by the Brazilian CDI rate plus 1.5% per annum from the Exchange Completion Date to the date of payment.

Amendments to the Business Combination Agreements

Pursuant to the Second MOU, the parties also contemplate that the Business Combination Agreements will be revised to reflect (1) the extension of the deadline for completion of the Business Combination, (2) the necessary adjustments to the structure of the Merger to ensure that the shareholders of Portugal Telecom may receive, as soon as possible, shares of CorpCo in accordance with a legally permitted structure to be determined by mutual agreement of the parties and (3) the limitation of the voting rights of Portugal Telecom in the by-laws of CorpCo to a maximum of 7.5%.

In addition, the Second MOU sets forth the proposed members of the Board of Directors of CorpCo to be elected in preparation for the migration of CorpCo to the Novo Mercado of the BM&FBOVESPA and the Merger of Shares.

Conditions to the Exchange and the Definitive Agreements

The completion of the Exchange is subject to (1) the approval of the Comissão de Valores Mobiliários (the Brazilian Securities Commission) of the receipt of the Exchanged Shares by the Oi Subsidiaries, the granting of the Call Option to Portugal Telecom and the holding of treasury shares of Oi equal to the applicable maximum number of Option Shares during the period of the Call Option, (2) the execution of the Definitive Agreements and (3) the corporate approvals described below.

The execution of the Definitive Agreements and the consummation of the transactions contemplated thereby are subject to approval (1) by the General Shareholders’ Meeting of Portugal Telecom and the approval, prior to calling the General Shareholders’ Meeting, of the Board of Directors of Portugal Telecom, (2) by the meeting of the shareholders (reunião prévia) of TmarPart and (3) by the Board of Directors of Oi, each of which meetings must be held by September 8, 2014.

Other Agreements

Each of the parties has agreed that so long as the Second MOU is in effect, it will not take legal action or pursue arbitration, in any jurisdiction and at any time, against the other party, its current directors and officers or its directors and officers at the time of the relevant events, with respect to the Oi Capital Increase, the subscription agreement entered into by Portugal Telecom on February 19, 2014 with respect to the Oi Capital Increase, the Rioforte Investments or the

Schedule 13D

transfer thereof in the Oi Capital Increase, other than acts that are necessary to maintain and preserve their legal rights.  In addition, the parties have agreed that the Definitive Agreements will include a provision for the mutual, full and irrevocable release, encompassing the respective current directors and officers and the directors and officers of the parties at the time of the relevant events, as well as a waiver of any claim and any litigation right with respect to the Rioforte Investments and their contribution to Oi.

The Second MOU is governed by Brazilian law, and any dispute with respect to the Second MOU is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

Item 5.                     Interest in Securities of the Issuer

Items 5(a), (b) and (c)

The information set forth in Items 5(a), (b) and (c) of the Statement is hereby amended by adding the following paragraphs at the end of the subsection of the Statement entitled “Information as to Common Shares of the Issuer that May Be Deemed to Be Beneficially Owned by the Reporting Persons”:

After giving effect to the Oi Capital Increase, as of the date hereof, the Reporting Persons may be deemed to beneficially own, directly and indirectly, 1,372,721,714 Common Shares, or 49.43% of the issued and outstanding Common Shares.

Following the execution of the Definitive Agreements and the consummation of the Exchange, the Reporting Persons are expected to beneficially own the following Common Shares:

•                                          the Reporting Persons will directly own 607,823,206 Common Shares, or 26.39% of the issued and outstanding Common Shares (giving effect to the exchange of the Exchanged Shares and the holding of those Exchanged Shares in treasury by the Oi Subsidiaries);

•                                          pursuant to the Call Option, the Reporting Persons will have the right to acquire an additional 474,348,720 Common Shares, which, if exercised in full, would result in the Reporting Persons again owning directly 38.96% of the Common Shares; and

•                                          the Reporting Persons hold a direct and indirect interest in TmarPart (as detailed below), which holds 290,594,788 Common Shares, or 12.62% of the issued and outstanding Common Shares.

As of the date of this Statement (as amended), the Reporting Persons hold their direct and indirect interest in TmarPart as follows:

Schedule 13D

•                                          the Reporting Persons directly own 383,359,675 common shares of TmarPart, or 5.0% of the total issued common shares of TmarPart (in addition to preferred shares of TmarPart, which are not reported on this Statement);

•                                          the Reporting Persons own 57.5% of the share capital, including 49.8% of the voting share capital, of Pasa, the remainder of which is held by Venus, as described below.  Pasa indirectly owns 2,826,846,254 common shares of TmarPart, representing 37.2% of TmarPart’s issued and outstanding share capital;

•                                          the Reporting Persons own 57.5% of the share capital, including 49.8% of the voting share capital, of EDSP75, the remainder of which is held by Sayed, as described below.  EDSP75 indirectly owns 2,826,846,254 common shares of TmarPart, representing 37.2% of TmarPart’s issued and outstanding share capital;

•                                          PTB2 owns 208,599,126 common shares and 179,482,423 preferred shares of Venus, representing 65.0% of the share capital, including 50.0% of the voting share capital, of Venus, which owns 42.5% of the share capital, including 50.2% of the voting share capital, of Pasa; and

•                                          PTB2 owns 410,106,399 common shares and 352,862,887 preferred shares of Sayed, representing 65.0% of the share capital, including 50.0% of the voting share capital, of Sayed, which owns 42.5% of the share capital, including 50.2% of the voting share capital, of EDSP75.

The Reporting Persons’ existing beneficial ownership interests in the capital stock of TmarPart and Oi, taking into account (1) the shares acquired by such Reporting Persons in the Oi Capital Increase, (2) the share exchanges described in Item 6 of Amendment No. 2, (3) the subscription and conversion of the debentures referred to in Item 4 of Amendment No. 3, (4) the consummation of the Exchange described in Item 4 of this Amendment and (5) the other steps of the Business Combination, including the Merger of Shares and the Portugal Telecom Merger, are expected to cause Portugal Telecom to beneficially own interests in TmarPart and Oi such that shareholders of Portugal Telecom are expected to hold a minimum stake of 25.6% of TmarPart’s issued and outstanding share capital (assuming no exercise by Portugal Telecom of the Call Option).

The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 5.

Schedule 13D

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following new subsection is added at the end of Item 6 of the Statement:

Second Memorandum of Understanding

On July 15, 2014, Portugal Telecom and Oi entered into the Second MOU described in Item 4 of this Amendment, which is incorporated by reference in this Item 6.  The description of the Second MOU is a summary only and is qualified in its entirety by the terms of the Second MOU, which is filed as Exhibit 32 to this Amendment and is incorporated herein by reference.

Schedule 13D

Item 7.                     Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement, dated as of July 28, 2014, by and between the Reporting Persons, which supersedes previous Joint Filing Agreement, dated as of October 7, 2013.

2.	Directors and Executive Officers of the Reporting Persons.

3.

Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

4.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

5.

Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487)).

6.

Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Schedule 13D

7.

Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, among Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

8.

Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, among La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

9.

Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (incorporated by reference to Exhibit 9 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

10.

Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., Pasa Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A. (incorporated by reference to Exhibit 10 of Amendment No. 1 to the Schedule 13D of Oi S.A., filed on October 8, 2013 (SEC File No. 005-83981)).

11.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 11 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

12.

Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation) (incorporated by reference to Exhibit 12 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

13.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 13 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

14.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19. 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 14 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

15.

Second Amendment to the Shareholders’ Agreement of Telemar Participações S.A. (2º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 15 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

16.

Terms of Termination of the Shareholders’ Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 16 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

17.

First Amendment to the Shareholders’ Agreement of Pasa Participações S.A. (1º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 17 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

18.

Terms of Termination of the Shareholders’ Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 18 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

19.

First Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A. (1º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 19 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

20.

Terms of Termination of the Shareholders’ Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 20 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

21.

Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as “CorpCo”) (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada “CorpCo”)), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 21 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

22.

Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 22 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

23.

Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation) (incorporated by reference to Exhibit 23 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

24.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 24 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

25.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 25 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

26.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 26 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

27.

Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation) (incorporated by reference to Exhibit 27 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

Schedule 13D

28.

Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation) (incorporated by reference to Exhibit 28 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

29.

Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation) (incorporated by reference to Exhibit 29 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

30.

Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation) (incorporated by reference to Exhibit 30 of Amendment No. 2 to the Schedule 13D of Oi S.A., filed on February 27, 2014 (SEC File No. 005-83981)).

31.

Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation) (incorporated by reference to Exhibit 31 of Amendment No. 3 to the Schedule 13D of Oi S.A., filed on May 14, 2014 (SEC File No. 005-83981)).

32.	Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom SGPS, S.A. and Oi S.A.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Henrique Granadeiro
	Name:	Henrique Granadeiro
	Title:	Chief Executive Officer

By:	/s/ Luis Pacheco de Melo
	Name:	Luis Pacheco de Melo
	Title:	Chief Financial Officer

BRATEL B.V.

By:	/s/ C.C. van den Broek
	Name:	C.C. van den Broek
	Title:	Director B

By:	/s/ Carlos Cruz
	Name:	Carlos Cruz
	Title:	Director A

BRATEL BRASIL S.A.

By:	/s/ Shakhaf Wine
	Name:	Shakhaf Wine
	Title:	President

By:	/s/ Pedro Guterres
	Name:	Pedro Guterres
	Title:	Director